Exhibit (a)(5)

AvePoint Announces Commencement of an
Offer to Purchase and Consent Solicitation Relating to its Warrants

JERSEY CITY, NJ – AUGUST 27, 2024 — AvePoint (Nasdaq: AVPT, AVPTW), the global leader in robust data management and data governance, today announced that it has commenced an offer to purchase (the “Offer”) all of its outstanding public warrants (the “Warrants”) to purchase shares of its common stock, par value $0.0001 per share, at a purchase price of $2.50 in cash, without interest.

AvePoint is also soliciting consents (the “Consent Solicitation”) to amend the Warrant Agreement, dated September 16, 2019, by and between Apex Technology Acquisition Corporation (“Apex”) and Continental Stock Transfer & Trust Company (“Continental”) (the “Warrant Agreement”), which governs all of the Warrants, to permit AvePoint to redeem each outstanding Warrant for $2.00 in cash, without interest, which is 20% less than the price applicable to the Offer (such amendment, the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the adoption of the Warrant Amendment will require the consent of holders of at least 50.1% of the then outstanding Warrants. If the holders of more than 50.1% of the outstanding Warrants agree to consent to the Warrant Amendment in the Consent Solicitation, if the other conditions of the Offer do not occur or, if they occur, are waived, then the Warrant Amendment will be adopted.

The Offer will be open until 12:00 midnight, Eastern Time, at the end of the day on September 24, 2024 (the “Expiration Date”), unless extended or earlier terminated by AvePoint. Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer is not conditioned upon any minimum number of Warrants being tendered in the Offer. The Offer is, however, subject to other conditions described in the Offer and Consent Solicitation.

The Offer and Consent Solicitation are being made pursuant to an Offer to Purchase, dated August 27, 2024, and joint Schedule TO/Schedule 13E-3 (the “Schedule TO”), dated August 27, 2024, each of which have been filed with the U.S. Securities and Exchange Commission (“SEC”) and more fully set forth in the terms and conditions of the Offer and Consent Solicitation.

The Company’s common stock and Warrants are listed on The Nasdaq Stock Market LLC under the symbols “AVPT” and “AVPTW,” respectively. As of August 26, 2024, a total of 17,576,241 Warrants were outstanding.

AvePoint has engaged Evercore Group L.L.C. (“Evercore”) as the Dealer Manager for the Offer and Consent Solicitation. Sodali & Co. has been appointed as the Information Agent for the Offer and Consent Solicitation, and Continental has been appointed as the Warrant Agent for the Offer and Consent Solicitation. All questions concerning tender procedures and requests for additional copies of the offer materials, including the letter of transmittal and consent should be directed to Sodali & Co. at (800) 662-5200 (toll free).

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Offer to Purchase will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to Sodali & Co. at (800) 662-5200 (toll free).

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the Warrants. The Offer and Consent Solicitation are being made only through the Schedule TO and Offer to Purchase, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Offer to Purchase.

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Holders of the Warrants are urged to read the Schedule TO and Offer to Purchase carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

None of AvePoint, any of its management or its board of directors, or Evercore, Sodali & Co. or Continental or any other person makes any recommendation as to whether or not Warrant holders should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation. Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender.

About AvePoint:

Securing the Future. AvePoint is a global leader in data management and data governance, and over 21,000 customers worldwide rely on our solutions to modernize the digital workplace across Microsoft, Google, Salesforce and other collaboration environments. AvePoint's global channel partner program includes over 3,500 managed service providers, value added resellers and systems integrators, with our solutions available in more than 100 cloud marketplaces. To learn more, visit www.avepoint.com.

Forward-Looking Statements:

This press release contains certain forward-looking statements that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the future performance of and market opportunities for AvePoint. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and ability to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AvePoint’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Copies of these and other documents filed by AvePoint from time to time are available on the SEC's website, www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint does not assume any obligation and does not intend to update or revise these forward-looking statements after the date of this release, whether as a result of new information, future events, or otherwise, except as required by law. AvePoint does not give any assurance that it will achieve its expectations. Unless the context otherwise indicates, references in this press release to the terms “AvePoint”, “the Company”, “we”, “our” and “us” refer to AvePoint, Inc. and its subsidiaries.

Disclosure Information:

AvePoint uses the https://ir.avepoint.com/ website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD.

Investor Contact
AvePoint
Jamie Arestia
ir@avepoint.com
(551) 220-5654

Media Contact
AvePoint
Nicole Caci
pr@avepoint.com
(201) 201-8143

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